UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March 2025	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of registrant’s name into English)

600 de Maisonneuve Boulevard West 33rd Floor Montréal, Québec Canada H3A 3J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: March 13, 2025	By:	/s/ Michelle Taylor
		Name:	Michelle Taylor
		Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Supplemental Trust Indenture, dated as of March 13, 2025, between Gildan Activewear Inc. and TSX Trust Company, as Trustee

99.2	Fourth Supplemental Trust Indenture, dated as of March 13, 2025, between Gildan Activewear Inc. and TSX Trust Company, as Trustee

99.3	Fifth Supplemental Trust Indenture, dated as of March 13, 2025, between Gildan Activewear Inc. and TSX Trust Company, as Trustee